Shanghai Century Acquisition Corporation
Issues Correction for Amount of Liquidation Distribution

NEW YORK, September 3, 2008 -- Shanghai Century Acquisition Corporation (the “Company”) today announced a correction in the amount of funds available for distribution to its public stockholders. The Company will distribute US$114,618,111.04 or approximately US$7.97 per share to its public stockholders of record as of August 28, 2008. The Company has set the payment date of September 3, 2008 which payment will be distributed by Continental Stock Transfer & Trust Company to the registered public stockholders as of the record date. No payments will be made with respect to any of the Company’s outstanding warrants or to the shares owned by the Company’s initial stockholders prior to the initial public offering.

Cosimo Borrelli
Joint and Several Liquidator
Direct: +852 3761 3800
Mobile: +852 9492 6393
e-mail: cb@borrelliwalsh.com

G. Jacqueline Fangonil Walsh
Joint and Several Liquidator
Tel: +852 3761 3801
Mobile: +852 6108 5155
e-mail: jw@borrelliwalsh.com